

November 30, 2010

Lewis Chew
Chief Financial Officer
National Semiconductor Corporation
2900 Semiconductor Drive
P.O. Box 58090
Santa Clara, CA 95052-8090

      Re: National Semiconductor Corporation
              Form 10-K for the Fiscal Year Ended May 30, 2010
              Filed July 20, 2010
              File No. 001-05672

Dear Mr. Chew:

      We have completed our review of your filings and do not have any further comments at this time.

                                   Sincerely,

                                   Jeffrey Jaramillo
                                   Accounting Branch Chief